SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Ltd. Announces Third Quarter Results

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: November 12, 2009

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES THIRD QUARTER RESULTS

HERZLIYA, Israel, November 11, 2009 – Optibase Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the third quarter ended September 30, 2009.

        Revenues for the third quarter ended September 30, 2009 were $3.2 million compared with $3.3 million for the second quarter of 2009 and $6.6 million for the third quarter of 2008.

        Net loss for the third quarter ended September 30, 2009, was $0.7 million or $0.04 per basic and fully diluted share, compared with a net loss of $1 million or $0.06 per basic and fully diluted share for the second quarter of 2009 and with a net loss of $1.8 million or $0.11 per basic and fully diluted share for the third quarter of 2008. Weighted average shares outstanding used in the calculation for the periods were approximately 16.5 million basic and fully diluted for the third quarter of 2009, the second quarter of 2009, and for the third quarter of 2008.

        For the nine months ended September 30, 2009, revenues totaled $10 million, compared with $16.3 million for the nine months ended September 30, 2008. Net income for the period was $1.2 million or $0.07 per basic and fully diluted share, compared to a net loss of $6.8 million or $0.46 per basic and fully diluted share for the nine months ended September 30, 2008. Weighted average shares outstanding used in the calculation for the periods were approximately 16.5 million basic and fully diluted and 14.7 million basic and fully diluted respectively

        As of September 30, 2009, the Company had cash, cash equivalents, and other financial investments, net, of $34 million, and shareholders’ equity of $36.4 million, compared with $38 million, and $37 million as of June 30, 2009.

        Commenting on the quarter, CFO of Optibase, Amir Philips, said, “Revenue, while down year-over-year, remained stable compared to last quarter and we were able to improve our bottom line. Over the past year, we have been adjusting our business strategy to adapt to the changing business environment, which has not yet fully recovered from the global economic downturn. The changes that we have implemented have helped stabilize revenue and allowed for better management of costs in this daunting environment.”

        He concluded by saying, “Our recent decision to diversify our business has recently moved forward with the acquisition of a commercial building located in Rumlang, Switzerland. This transaction is representative of the real estate opportunities we are seeing in today’s markets. We will continue to look for more investment opportunities around the globe and may invest in those prospects that we believe will bring value to our shareholders in the long run.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. Optibase has recently resolved to diversify its operations by entering into the fixed-income real-estate sector. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2009

	Nine months ended		Three months ended
	September 30 2009 $ Unaudited	September 30 2008 $ Unaudited	September 30 2009 $ Unaudited	September 30 2008 $ Unaudited

Revenues	10,050	16,345	3,175	6,575
Gross profit	4,818	8,456	1,686	3,492
Operating expenses:
Research and development, net	2,855	5,075	778	1,786
Selling, general and administrative	6,106	9,095	1,820	2,994
Total operating expenses	8,961	14,170	2,598	4,780
Operating loss	(4,143)	(5,714)	(912)	(1,288)
Other income (expenses)	4,778	(1,204)	-	(499)
Financial income, net	551	128	173	12

Net income (loss) from continuing
operations	1,186	(6,790)	(739)	(1,775)

Income related to discontinued
operations	-	20	-	-

Net income (loss)	1,186	(6,770)	(739)	(1,775)
Other comprehensive income
Unrealized holding losses on available for sale
securities	-	(267)	-	-
Total comprehensive income (loss)	1,186	(7,037)	(739)	(1,775)

Net income (loss) per share:

Basic and diluted	$0.07	$(0.46)	$(0.04)	$(0.11)

Number of shares used in computing
Earning per share

Basic	16,533	14,711	16,535	16,518
Diluted	16,544	14,711	16,535	16,518

Amount in thousands

Optibase Ltd.
Condensed Consolidated Balance Sheets

	September 30 2009 Unaudited	December 31 2008 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	34,082	11,386
Trade receivables net of allowance for bad debts	2,021	3,241
Inventories	2,709	4,373
Other receivables and prepaid expenses	4,500	690

Total current assets	43,312	19,690

Other long term investments	2,441	26,388

Fixed assets, net	730	1,228
Total assets	46,483	47,306

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	1,319	2,276
Accrued expenses and other liabilities	6,769	7,642
Liabilities Related To Discontinued Operations	162	162
Total current liabilities	8,250	10,080
Accrued severance pay	1,852	2,215
Total shareholders' equity	36,381	35,011
Total liabilities and shareholders' equity	46,483	47,306

Amounts in thousands